Exhibit 77(i)

                       TERMS OF NEW OR AMENDED SECURITIES

On November 2, 2001, the Board of Trustees of the Registrant approved the issuance of a new class of securities of ING Intermediate Bond Fund designated "Class I." Class I shares (1) are sold at the ING Intermediate Bond Fund's then-current net asset value without the imposition of a front-end sales charge;
(2) are not be subject to a contingent deferred sales charge; and (3) are not subject to a fee for distribution or service activities.

Class I shares are identical to all other classes of the ING Intermediate Bond Fund in all respects except for class designation, allocation of certain expenses attributable to Class I shares, and voting rights. Class I shareholders vote separately with respect to issues affecting only Class I. Class I shares represent interests in the same investment fund as all other classes of the ING Intermediate Bond Fund and, therefore, are subject to the same investment objectives, policies and limitations as all other classes of the ING Intermediate Bond Fund.

Further description of Class I shares appears in the Registrant's Amended and Restated Rule 18f-3 Plan.